
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 17, 2013

Via E-mail
Mr. Robert J. Zatta
Chief Financial Officer
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540

  RE: **Rockwood Holdings, Inc.**
     Form 10-K for the Year Ended December 31, 2011
     Filed February 23, 2012
     Form 10-Q for the Period Ended September 30, 2012
     Filed October 26, 2012
     Response dated December 6, 2012
     File No. 1-32609

Dear Mr. Zatta:

   We have reviewed your response letter dated December 6, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2012

Financial Statements

15. Guarantor Financial Statements, page 25

We note your response to comment 12 from our letter dated November 21, 2012. Please address the following as it relates to your consolidating financial information:

- Please revise your disclosure to clearly explain how your guarantor financial statements were prepared. Your disclosure should clearly explain how you are presenting your subsidiaries so that a reader may understand what is included in each column. Please also consider disclosing the relevant information of your organization structure including but not limited to the fact that you have two non-guarantor subsidiaries between the parent and issuer (RSCI and RSII);

- Please disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan pursuant to Rule 3-10(i)(9) of Regulation S-X; and

- Please tell us the facts and circumstances surrounding the need to provide elimination adjustments related to cash and cash equivalents on your consolidating balance sheets as of September 30, 2012 and December 31, 2011 on pages 31 and 32 of your Form 10-Q for the period ended September 30, 2012.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief